MATERIAL CHANGE REPORT

FORM 51-102F3

National Instrument 51-102

This is a Material Change Report Under Section 7.1 of National Instrument 51-102.

ITEM 1:

NAME AND ADDRESS OF COMPANY

Focus Ventures Ltd. (the “Company” or “Focus”)

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

ITEM 2:

DATE OF MATERIAL CHANGE

November 13, 2015

ITEM 3:

NEWS RELEASE

November 13, 2015 via Marketwire

ITEM 4:

SUMMARY OF MATERIAL CHANGE

The Company has completed a non-brokered private placement financing of 18,672,000 units at $0.125 per unit, for gross proceeds of $2,334,000.

ITEM 5:

FULL DESCRIPTION OF MATERIAL CHANGE

The Company has completed a non-brokered private placement financing by issuing 18,672,000 units at $0.125 per unit, for gross proceeds of $2,334,000.  Each unit consists of one common share and one warrant entitling the holder to purchase one additional common share of the Company for five years from closing at $0.15 per share in the first three years, and at $0.20 per share in the fourth and fifth years.

The common shares and warrants issued in the placement are subject to a resale restriction until March 13, 2016.  Cash finder’s fees totaling $13,563 have been paid on a portion of the placement.

The proceeds of the placement will be used to fund the ongoing exploration and development activities at the Company’s Bayovar 12 phosphate project in Peru, and for general working capital purposes.

The securities referred to in this report have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of such Act.  This report shall not constitute an offer to sell, nor the solicitation of an offer to buy, any securities.  Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

ITEM 6:

RELIANCE OF SUBSECTION 7.1(2) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:

OMITTED INFORMATION

Not applicable.

ITEM 8:

EXECUTIVE OFFICER

David Cass, President

Telephone: 604-688-5288

ITEM 9:

DATE OF REPORT

November 13, 2015